EXHIBIT 99.1

For Immediate Release	Date: December 5, 2017
17-48-TR

Teck Updates Steelmaking Coal Guidance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided updated guidance for expected realized steelmaking coal price and an update on estimated sales volumes for the fourth quarter of 2017.

The fourth quarter 2017 price index for steelmaking coal volumes sold under quarterly contract on the basis of the average of three assessments for the period September through November, is now established at US$191 per tonne. Teck expects to realize an average price, for all tonnes sold in the quarter, of approximately US$165 to $170 per tonne.

The differential between our expected average realized price and the quarterly index price is a function of the market direction, our product mix and the timing of sales and vessel arrivals.  As previously announced, we expect to return to a more typical product mix of premium steelmaking coal going into 2018.

Steelmaking coal sales volumes for the fourth quarter of 2017 remain in line with our previous guidance of approximately 6.5 million tonnes.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and sales volumes, product mix and pricing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, geotechnical or other production issues, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com